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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-12588

CENTER TRUST, INC.

(Exact name of registrant as specified in its charter)

1631-B South Melrose Drive, Vista, California 92083

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☒	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐

Approximate number of holders of record as of the certification or notice date:    One

Pursuant to the requirements of the Securities Exchange Act of 1934, Center Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2003	By:	/s/ JOSEPH B. TYSON
Joseph B. Tyson Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Instruction:    This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.